

June 25, 2014

Via E-mail
Frank L. Jennings
Principal Financial and Accounting Officer
Synergy Resources Corporation
20203 Highway 60
Platteville, CO 80651

> **Re: Synergy Resources Corporation**
> **Amendment No. 1 to Form 10-K for the Fiscal Year Ended August 31, 2013**
> **Filed June 20, 2014**
> **File No. 1-35245**

Dear Mr. Jennings:

We have reviewed your amended filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Exhibits

1. We note you filed your amended and restated credit agreement dated November 28, 2012 and the third and fourth amendment thereto as exhibits in response to comment 3 to our letter dated May 7, 2014. Please tell us what consideration you have given to filing the first amendment, dated February 12, 2013, and second amendment, dated June 28, 2013, thereto. Refer to Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jenifer Gallagher, Staff Accountant at (202) 551-3706 or Karl Hiller, Branch Chief at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney at (202) 551-3763 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief